1180 West Peachtree Street, Suite 2000 | Atlanta, GA 30309 | T 404.817.8500 | F 404.881.0470 Holland & Knight LLP | www.hklaw.com
Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

November 15, 2016

VIA EDGAR
==========

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:	Rule 477 Request by the Griffin Institutional Access Real Estate Fund
(File Nos. 333-193637 and 811-22933)

Ladies and Gentlemen:

On behalf of our client, the Griffin Institutional Access Real Estate Fund (the "Trust"), we request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of Post-Effective Amendment No. 2 filed under rule 486 on November 14, 2016, edgar accession number 0001398344-16-020735.  The Trust is requesting to withdrawal the amendment to refile under Rule 486(a).

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If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

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